Exhibit 12

Dominion Resources Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
	Years Ended
	12 Months Ended March 31, 2003 (a)	2002	2001 (b)	2000 (c)	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 2,142	$ 2,043	$ 914	$ 600	$ 829	$ 887
Distributed income from unconsolidated investees, less equity in earnings	16	24	33	6
Fixed charges included in the determination of net income	977	975	1,026	1,042	583	656
Total earnings, as defined	$ 3,135	$ 3,042	$ 1,973	$ 1,648	$ 1,412	$ 1,543

Fixed charges, as defined:
Interest charges	$ 1,053	$ 1,051	$1,063	$1,039	$ 592	$ 670
Rental interest factor	30	27	19	18	8	6
Total fixed charges, as defined	$ 1,083	$ 1,078	$1,082	$1,057	$ 600	$ 676

Ratio of Earnings to Fixed Charges	2.90	2.82	1.82	1.56	2.35	2.28

(a) Earnings for the twelve months ended March 31, 2003 include a $30 million charge from a write-down of Dominion Capital assets, $21 million for severance costs related to workforce reductions, and a $84 million charge resulting from refinancings and impairments at Dominion Fiber Ventures, LLC. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2003.

(b) Earnings for the twelve months ended December 31, 2001 include a one-time $220 million charge related to the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a one-time $40 million charge associated with the divestiture of Saxon Capital, Inc., a $281 million charge from a write-down of Dominion Capital assets, a $151 million charge associated with Dominion's estimated Enron exposure, and $105 million in restructuring charges associated with a senior management restructuring initiative announced in November and other restructuring costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

(c) Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Dominion is required to divest its financial services business as a result of the acquisition of CNG. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.